SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by MSC Acquisition Corp., a New York corporation (“MSCAC”) and an indirect wholly-owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation (“Jones”), to purchase all outstanding shares of Class A Common Stock, par value $.01 per share, of Maxwell Shoe Company Inc., a Delaware corporation (the “Company”), together with, unless and until validly redeemed by the Company’s Board of Directors, the associated Series A Junior Participating Preferred Stock purchase rights, issued as a dividend on the Class A Common Stock on November 9, 1998 and governed by the Rights Agreement, dated as of November 2, 1998, by and between the Company and BankBoston, N.A., as rights agent, as amended by Amendment No. 1 to Rights Agreement, dated December 6, 2001, by and between the Company and EquiServe Trust Company, N.A. as rights agent (as amended, the “Rights Plan”). The Class A Common Stock and the associated preferred stock purchase rights are referred to collectively in this Schedule 14D-9 as the “Common Stock.”

Item 1.	Subject Company Information.

(a) The name of the subject company is Maxwell Shoe Company Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices is 101 Sprague Street, P.O. Box 37, Readville (Boston), Massachusetts 02137-0037, (617) 364-5090.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A Common Stock, par value $.01 per share (together with the associated preferred stock purchase rights), of which there were 14,840,056 shares outstanding as of March 23, 2004, with an additional 2,302,456 shares reserved for issuance under the Company’s equity compensation plans, of which 1,756,402 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 2.	Identity and Background of Filing Person

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website address is www.maxwellshoe.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b) This Schedule 14D-9 relates to the tender offer by Jones and MSCAC pursuant to which MSCAC has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $20.00 per share. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Jones and MSCAC with the Securities and Exchange Commission (the “SEC”) on March 23, 2004. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offer to Purchase filed by Jones and MSCAC as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of both Jones and MSCAC is 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, (215) 785-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or in the excerpts from the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 (the “2003 Annual Report”), filed as Exhibit (e)(1) to this Schedule 14D-9 and the Definitive Proxy Statement, dated February 27, 2004 (the “2004 Proxy Statement”), filed as Exhibit (e)(2) to this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) any executive officers, directors or affiliates of the Company or (b) Jones or MSCAC or their respective executive officers, directors or affiliates. The excerpts filed as

Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 are incorporated herein by this reference, except to the extent superseded by this Schedule 14D-9, and include the information on Page 11 under the heading “License Agreements — AK Anne Klein” from the 2003 Annual Report and the information on the following pages and with the following headings from the 2004 Proxy Statement:

•	Page 2, “Securities Ownership of Certain Beneficial Owners and Management”;

•	Page 7, “Summary Compensation Table”;

•	Pages 7 and 8, “Employment Agreements”;

•	Page 8, “Director Compensation”;

•	Page 8, “Profit Sharing Plan”;

•	Pages 8 and 9, “1994 Stock Incentive Plan, as amended”;

•	Pages 9 and 10, “2003 Stock Incentive Plan”;

•	Pages 10 and 11, “Nonemployee Director Options,” “Option Grants in Last Fiscal Year,” “Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values”; and

•	Pages 11 through 13, “Salaries,” “Performance Bonuses,” “Stock Incentive Awards,” “CEO Compensation.”

Cash Consideration Payable Pursuant to the Merger

As of March 23, 2004, the directors and executive officers of the Company held options to purchase 1,436,277 shares of Common Stock, 934,002 of which were vested and exercisable as of that date, with exercise prices ranging from $3.83 to $17.50 and an aggregate weighted average exercise price of $9.20 per share. Immediately prior to a change of control of the Company such as would occur if the Offer is consummated, 502,275 unvested options to purchase Common Stock held by directors and executive officers will fully vest and will terminate upon the consummation of a change of control. If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $20.00 and the exercise price of the options.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers, Mark J. Cocozza and James J. Tinagero. The Company also has a change of control severance agreement with Richard J. Bakos.

Mr. Cocozza, the Company’s Chief Executive Officer and Chairman of the Board of Directors, entered into an employment agreement with the Company on August 30, 2000, as amended on September 11, 2003 (the “Cocozza Agreement”), which is described in Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference, except to the extent that the terms of the agreement are superseded by the amendments described below. On March 25, 2004, the Board of Directors of the Company approved Amendment No. 2 to the Cocozza Agreement, effective March 26, 2004 (the “Cocozza Amendment”), filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference. The Cocozza Agreement, as amended by the Cocozza Amendment, provides that, among other things, Mr. Cocozza may terminate his employment, and such termination would be deemed a termination by the Company other than for Cause (as defined in the Cocozza Agreement), if upon or following a Change of Control (as defined in the Cocozza Agreement), Mr. Cocozza is not the Chief Executive Officer and President of an issuer whose common shares are either listed on the New York Stock Exchange or quoted on the NASDAQ National Market. The Company will provide Mr. Cocozza and his spouse certain health benefits following his termination of employment with the Company until the age of 65 as well as long-term care insurance. In addition, if the Company terminates the Cocozza Agreement or terminates Mr. Cocozza without Cause during the period beginning on the date of the occurrence of certain events that could potentially lead to a Change of Control and ending on the date that is two years after a Change of Control directly or indirectly resulting from such events, Mr. Cocozza or his beneficiary, as the case may be, shall be entitled to receive additional compensation, including a lump-sum payment equal to three times Mr. Cocozza’s Average Annual Compensation (as defined in the Cocozza Agreement, as amended by the Cocozza Amendment). The Cocozza Amendment also clarifies Mr. Cocozza’s severance compensation upon termination by the Company other than for Cause or upon termination by the Company in connection with a Change of Control to provide that the severance compensation shall not take into account any income, value or other amount associated with the Company’s stock option plans or any grants or exercises thereunder, any exercises of warrants to purchase Company stock or any sales of securities acquired upon exercise or conversion of stock options or warrants. The Cocozza Amendment also reduces the non-competition period for Mr. Cocozza to 12 months and provides that the non-competition period will commence with the earlier of the date of termination of Mr. Cocozza’s employment (other than due to expiration of the Cocozza Agreement), or, if a Change of Control has occurred, the earlier of the date that the Company enters into an agreement, the consummation of which would constitute a Change of Control, or the date that the Company or any person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change of Control.

Mr. Tinagero, the Company’s Chief Operating Officer, Executive Vice-President and Secretary, entered into an employment agreement with the Company on August 31, 2003 (the “Tinagero Agreement”), which is described in Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference, except to the extent that the terms of the agreement are superseded by the amendments described below. On March 25, 2004, the Board of Directors of the Company approved Amendment No. 1 to the Tinagero Agreement, effective March 26, 2004 (the “Tinagero Amendment”), filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference. The Tinagero Agreement, as amended by the Tinagero Amendment, provides that, among other things, Mr. Tinagero may terminate his employment, and such termination would be deemed a termination by the Company other than for Cause (as defined in the Tinagero Agreement), if upon or following a Change of Control (as defined in the Tinagero Agreement), Mr. Tinagero is not the Chief Operating Officer and Executive Vice-President of an issuer whose common shares are either listed on the New York Stock Exchange or quoted on the NASDAQ National Market. In addition, if the Company terminates the Tinagero Agreement or terminates Mr. Tinagero without Cause during the period beginning on the date of the occurrence of certain events that could potentially lead to a Change of Control and ending on the date that is two years after a Change of Control directly or indirectly resulting from such events, Mr. Tinagero or his beneficiary, as the case may be, shall be entitled to receive additional compensation, including a lump-sum payment equal to three times Mr. Tinagero’s Average Annual Compensation (as defined in the Tinagero Agreement, as amended by the Tinagero Amendment). The Tinagero Amendment also clarifies Mr. Tinagero’s severance compensation upon termination by the Company other than for Cause or upon termination by the Company in connection with a Change of Control to provide that the severance compensation shall not take into account any income, value or other amount associated with the Company’s stock option plans or any grants or exercises thereunder, any exercises of warrants to purchase Company stock or any sales of securities acquired upon exercise or conversion of stock options or warrants. The Tinagero Amendment also provides that the non-competition period will commence with the earlier of the date of termination of Mr. Tinagero’s employment (other than due to expiration of the Tinagero Agreement), or, if a Change of Control has occurred, the earlier of the date that the Company enters into an agreement, the consummation of which would constitute a Change of Control, or the date that the Company or any person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change of Control.

The Company entered into a Change of Control Severance Agreement with Mr. Richard J. Bakos, Vice President, Finance and Chief Financial Officer of the Company on April 8, 1999, which was subsequently extended through April 8, 2005, which is described in Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Management Retention Plan

The Management Retention Plan of Maxwell Shoe Company Inc. (the “Retention Plan”), filed as Exhibit (e)(5) to this Schedule 14D-9 and incorporated herein by reference, was adopted by the Board of Directors on March 25, 2004. The Retention Plan covers approximately 32 key management employees and officers of the

Company, including John F. Kelly, the Company’s Vice President of Operations, and Roger W. Monks, the Company’s Vice President, Corporate Services, who are both executive officers of the Company. Messrs. Cocozza, Tinagero and Bakos are ineligible to participate in the Retention Plan.

The Retention Plan was adopted in order to reinforce and encourage continued attention and dedication of key employees to their assigned duties without the distraction arising from the possibility of a change of control. The Retention Plan provides participants with certain severance benefits upon Involuntary Termination (as defined in the Retention Plan) of employment within the two-year period following a Change of Control (as defined in the Retention Plan). Such severance benefits include a severance payment ranging from 50% to 200% of the participant’s annual salary plus annual bonus and limited benefits continuance for a term ranging from six months to two years. Each of Messrs. Kelly and Monks would be entitled to a severance payment of 200% of his annual salary plus annual bonus and continued benefits for two years. The participants in the Retention Plan are entitled to the greater of the after-tax amount of severance or severance-type benefits to which he or she may be entitled pursuant to the Retention Plan or any other Company-sponsored plan, practice or arrangement. The Retention Plan expires on December 31, 2005, unless earlier terminated by the Board of Directors or unless a Change of Control has previously occurred, in which case, the Retention Plan will terminate on the date that all obligations of the Company under the Retention Plan have been satisfied. The Board of Directors may also extend the term of the Retention Plan.

Transactions between the Company and Jones and MSCAC

Effective July 1999, the Company entered into a license agreement (the “License”) with Kasper A.S.L., Ltd. (“Kasper”), filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference, under which the Company has the exclusive right to use the AK Anne Klein, Kasper and Albert Nipon brands in connection with the manufacture, advertising, promotion, distribution and sale of footwear for women. The License, which was amended in March 2002, covers the United States, Canada and Puerto Rico. The Company extended the term of the License, as amended, for an additional five year term ending December 31, 2007, with an option to extend, subject to certain conditions, through December 2012. The amendment to the License is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by this reference. The Company will pay the licensor a royalty on all net sales and is responsible for a guaranteed minimum royalty payment during each year of the agreement. The Company’s net sales relating to the License for the Company’s fiscal quarter ended January 31, 2004 and for the Company’s fiscal years ended October 31, 2003 and October 31, 2002 were $17.3 million, $75.1 million and $64.1 million, respectively.

The licensor can terminate the License for a variety of reasons, including but not limited to default in performing any of the terms of the License and bankruptcy of the Company. The License also provides that if the Company contemplates the sale or other disposition of a controlling share of its business or assets related to the subject matter of the License, including, without limitation, through a sale of stock (but not including (1) a sale or disposition in which the Company’s management is an equity participant in the acquiring party, (2) sales that occur in the ordinary course of public trading or (3) sales to or other stock distributions through the Company’s employee benefit plans), the licensor may terminate the License if it does not approve the proposed transaction and the Company nevertheless elects to transfer ownership or control of its business or assets related to the subject matter of the License. In determining whether to approve the proposed transaction, the licensor shall make an informed decision whether in its discretion, the nature of the proposed transaction, the parties participating therein or the resulting ownership of the Company would adversely impact upon or affect the brands subject to the License or the Company’s ability to meet all of its material obligations under the License. Upon such a termination, the parties are to negotiate the timing of such termination. The License provides that the foregoing termination right does not arise if the business or assets sold by the Company do not relate to the License and if such sale does not, directly or indirectly, constitute a sale or transfer of the License or the Company’s rights thereunder or interfere with the Company’s ability to carry out its material obligations thereunder.

As a result of Jones’s acquisition of Kasper on December 1, 2003, Jones Investment Co. Inc., a wholly owned subsidiary of Jones, became the licensor under the License.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and legal advisors, the full Board of Directors unanimously determined at a meeting on March 28, 2004 that the Offer is financially inadequate and that the Offer is not in the best interests of the Company’s stockholders. The Board of Directors believes that the Offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Jones. Management and the Board of Directors believe that that they can create stockholder value in excess of the price being offered pursuant to the Offer through the continued execution of the Company’s current strategy.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender their shares for purchase pursuant to the Offer.

A form of a press release and letter to the Company’s stockholders communicating the recommendation of the Board of Directors are filed as Exhibits (a)(1) and (a)(2) hereto respectively and are incorporated herein by reference.

(b)	Background of the Offer; Reasons for Recommendation.

Background

On September 15, 2003, Peter Boneparth, the President and Chief Executive Officer of Jones, informally inquired of Mark J. Cocozza, the Chairman of the Board and Chief Executive Officer of the Company, as to whether the Company would be interested in pursuing a business combination with Jones. Mr. Cocozza told Mr. Boneparth that the Company was looking at other near-term opportunities to grow its business, and until those opportunities were evaluated, the Company did not want to pursue Jones’s interest. After this conversation, Mr. Cocozza contacted each of the Company’s directors to inform them of the conversation.

On September 23, 2003, Mr. Boneparth called Mr. Cocozza to inquire about the September 15, 2003 conversation and whether the Company’s position had changed. Mr. Cocozza advised Mr. Boneparth that the Company was still looking into other near-term opportunities and could not provide a response until those opportunities were more fully evaluated.

Subsequent to September 23, 2003, Mr. Boneparth and Mr. Cocozza had additional informal conversations on the same subject, and each time Mr. Cocozza reiterated that the Company’s position had not changed and that the Company was still looking into other near-term opportunities and could not provide a response until those opportunities were more fully evaluated.

On January 12, 2004, Mr. Boneparth informally informed Mr. Cocozza of Jones’s continued desire to pursue a business combination with the Company. Mr. Cocozza again told Mr. Boneparth that the Company was continuing to look at near-term opportunities to grow its business and until those opportunities were evaluated, it did not want to pursue Jones’s interest. Mr. Cocozza again contacted each of the Company’s directors to inform them of the subsequent conversation.

On January 29, 2004, the Board of Directors of the Company met to discuss several matters, including consideration of Jones’s continued desire to pursue a business combination with the Company.

On February 17, 2004, Mr. Boneparth telephoned Mr. Cocozza to further discuss the possibility of a business combination with Jones. During the conversation, Mr. Cocozza requested specifics as to the consideration proposed to be paid by Jones.

On February 18, 2004, a representative of Bear Stearns & Co. Inc. (“Bear Stearns”), on behalf of Jones, telephoned Mr. Cocozza and Mr. James J. Tinagero, the Chief Operating Officer of the Company, and expressed Jones’s interest in acquiring all of the outstanding shares of the Company’s stock at a price of $20.00 per share in cash. Mr. Cocozza told Bear Stearns that he would bring the matter to the Board of Directors. After this subsequent conversation, Mr. Cocozza again contacted each of the Company’s directors to inform them of the subsequent conversation.

On February 24, 2004, Mr. Tinagero called the Bear Stearns representative to advise him that the Company would be having a Board meeting shortly to evaluate Jones’s interest in acquiring the Company and that the Company would be get back to Bear Stearns within the next week.

On February 25, 2004, Mr. Cocozza received a call from Mr. Boneparth in which Mr. Boneparth reiterated Jones’s interest in acquiring all of the outstanding shares of the Company’s stock at a price of $20.00 per share in cash and informed Mr. Cocozza that Jones would be confirming its proposal in writing and going public with its offer later in the day. Shortly after the call on February 25, 2004, Mr. Cocozza received a letter from Mr. Boneparth the text of which is as follows:

February 25, 2004

Mr. Mark J. Cocozza

Chairman of the Board, Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street

Boston, MA 02137-0037

VIA FAX

Dear Mark:

As you know from our conversations since mid-November, Jones Apparel Group is very interested in pursuing a business combination with Maxwell. On February 18, 2004, we informed you of Jones’s interest in acquiring all of the outstanding shares of Maxwell stock at a price of $20.00 per share in cash. This proposal has been approved by the Jones Board of Directors and is not subject to any financing condition. The purpose of this letter is to confirm our proposal in writing.

We believe that our proposal provides an outstanding opportunity for your stockholders to maximize the value of their investment in Maxwell. Our proposal represents a premium of approximately 19% over the closing price for Maxwell shares on February 19, 2004, the day after you were informed of our proposal, and an even greater premium on Maxwell’s business when adjusted for your significant cash position. We believe that the proposed transaction can be consummated quickly and trust that you will allow your stockholders the opportunity to directly consider our proposal in a timely manner.

We believe that the proposed transaction would be beneficial not only to the Maxwell stockholders but also to other Maxwell constituencies. As you know, we have a high regard for you and your employees and we believe that you and they will be able to make significant contributions to our combined company. We also believe that the proposed transaction will greatly benefit the customers of both Maxwell and Jones.

Jones would very much like to move forward with you on a cooperative basis. To that end, we and our advisors are eager to meet with you and your advisors as soon as possible to expeditiously effectuate the proposed transaction. Working together, I do not anticipate any difficulties in finalizing the details, and I am confident we can conclude a definitive agreement very quickly.

Since February 19, your stock price has risen over nine percent on higher than average volume. While we are not aware of any leak of our discussions from either of our companies, given the recent trading trends in Maxwell stock we have determined that it is appropriate to publicly announce our proposal and the contents of this letter.

I believe our proposal represents an exciting opportunity for the stockholders, employees and customers of Maxwell and will contact you shortly to discuss next steps for proceeding with the proposed transaction.

Very truly yours,

/s/ Peter Boneparth

Chief Executive Officer

Shortly after receipt of the letter, Gibson, Dunn & Crutcher LLP was retained to render legal advice in connection with Jones’s proposal.

The Board of Directors met telephonically on February 25, 2004, with its legal advisors and the Company’s management for preliminary discussions regarding the proposal and to establish a process for properly evaluating the proposal. The Board’s legal advisors provided a detailed review of the fiduciary duties of a board of directors upon receipt of an unsolicited proposal such as the one received from Jones. The Board of Directors and the Company’s management discussed the retention of a financial advisor to render financial advice in connection with Jones’s proposal, and the Board approved the retention of Lehman Brothers Inc. (“Lehman Brothers”) to act as financial advisor in connection with Jones’s proposal.

Between February 26, 2004 and March 11, 2004, there were discussions between representatives of the Company and representatives of Jones in which the representatives of Jones requested that the Company’s representatives meet with Jones to discuss Jones’s proposal. In each case, the representatives of the Company informed the representatives of Jones that the Board of Directors and its financial advisor needed to have the opportunity to fully evaluate Jones’s offer prior to engaging in discussions with Jones.

On March 2, 2004, the Company issued a press release discussing its results of operations and financial condition for the first quarter ended January 31, 2004. In the press release, the Company noted that it had achieved record first-quarter net sales and earnings and increased its guidance for fiscal 2004. In the quarter ending January 31, 2004, net sales increased 17.3%, operating income rose 41.0%, net income grew 35.0% and diluted earnings per share increased 31.0%. Based on this strong performance, the Company raised its fiscal 2004 earnings per share guidance to a range of $1.18 to $1.22, from its previous guidance of a range of $1.02 to $1.06. It also raised its guidance for fiscal 2004 net sales to a range of $250 million to $255 million, from its previous guidance of a range of $235 million to $240 million.

On March 9, 2004, Mr. Boneparth called Mr. Cocozza to inquire whether the Company’s Board of Directors had determined a course of action with regard to Jones’s proposal. Mr. Cocozza informed Mr. Boneparth that the Board had not yet had a chance to meet to discuss the proposal.

On March 11, 2004, the Board of Directors and the Company’s financial and legal advisors met in person and telephonically to discuss Jones’s unsolicited proposal and the Company’s past and current business operations, financial condition and future prospects. The Company’s legal advisor discussed the fiduciary duties of a board of directors upon receipt of an unsolicited proposal. The Company’s financial advisor reviewed with the Board the financial aspects of Jones’s proposal and presented and discussed their financial analyses of the proposal. After thorough discussions, the Board of Directors asked Lehman Brothers for its opinion regarding the adequacy from a financial point of view of the consideration proposed to be paid by Jones to the Company’s stockholders. Lehman Brothers provided an oral opinion, subsequently confirmed in writing, to the effect that, as of March 11, 2004 and subject to the qualifications and limitations set forth in the written opinion, from a financial point of view, the $20.00 cash per share consideration that was offered by Jones to the stockholders of the Company pursuant to the February 25, 2004 proposal was inadequate to the stockholders of the Company. The Board of Directors then went into executive session and, after asking certain of its advisors and certain members of management to return for further discussion, by unanimous vote decided that the $20.00 cash per share consideration that was offered by Jones was financially inadequate and not in the best interests of the Company’s stockholders. The Board of Directors also authorized the delivery of a letter to Jones communicating its view and the issuance of a press release regarding its view.

On March 12, 2004, Mr. Cocozza left a telephone message for Mr. Boneparth advising him that the Board of Directors had carefully considered Jones’s proposal and that it was not interested in pursuing Jones’s February 25, 2004 proposal or further discussing any such transaction at that time and inviting Mr. Boneparth to call him back with any questions. Later on March 12, 2004, Mr. Cocozza sent to Mr. Boneparth the letter that the Board of Directors had previously discussed, the text of which is as follows:

March 12, 2004

Mr. Peter Boneparth

President and Chief Executive Officer

Jones Apparel Group, Inc.

250 Rittenhouse Circle Bristol, Pennsylvania 19007

Dear Peter:

The Board of Directors of Maxwell Shoe Company has met to consider and discuss Jones Apparel Group’s proposal to acquire all of the outstanding shares of the Company for $20 per share in cash.

After careful consideration, including a thorough review of the proposal with independent financial and legal advisors, the Board has determined to reject your proposal and not to pursue discussions with Jones. Simply put, the Board has unanimously concluded that Jones’s proposal is financially inadequate and fails to provide our stockholders with the value they deserve. Jones’s proposal significantly undervalues our premier franchise in the footwear industry, does not reflect the true value of our unique market position and business prospects, and is not consistent with the Board’s objective of enhancing stockholder value.

As you are no doubt aware, 2003 was a banner year for our Company. Sales and earnings were the best in our history. We achieved a 130 basis point increase in operating margins, while continuing to strengthen the balance sheet. Backlog reached an all-time high, reflecting growth in each of our brands and private-label offerings. This performance validates our branded footwear strategy and demonstrates our solid operating skills.

Through the hard work of our entire team, the momentum achieved last year continued into the first quarter of 2004, with all five of our brands delivering increased sales and market share gains. The success and popularity of our brands has afforded us new growth opportunities, such as product line extensions and further expansion at retail. As a result of our strong performance and positive backlog, we increased our guidance for Fiscal 2004 sales and earnings and now expect 2004 diluted earnings per share to be in the range of $1.18 to $1.22 — an increase of over 20% from the record earnings we achieved last year.

We are confident in our ability to fully realize the value of Maxwell Shoe Company. We have an outstanding employee base and a trusted and seasoned senior management team, and we are well positioned to generate sustainable earnings and sales growth. As 2004 unfolds, we remain focused on continuing to deliver on our promises to stockholders and customers alike.

Sincerely,

/s/ Mark Cocozza

Mark Cocozza

Chairman and Chief Executive Officer

Later in the day on March 12, 2004, Mr. Boneparth called Mr. Cocozza and indicated he had received Mr. Cocozza’s letter. Mr. Cocozza expressed over the telephone that the Board of Directors had carefully considered Jones’s proposal and that it was not interested in pursuing Jones’s February 25, 2004 proposal or further discussing any such transaction at that time. Mr. Boneparth indicated that he wanted to remain friends, and although he was disappointed that the Board had declined Jones’s offer, he would move on. There was no subsequent communication between Mr. Cocozza and Mr. Boneparth.

On March 23, 2004, Jones issued a press release announcing the commencement of the Offer at $20.00 per share and the filing by Jones with the SEC of a preliminary consent solicitation statement relating to the solicitation of consents from the Company’s stockholders to take certain actions including to remove all of the Company’s directors and replace them with nominees of Jones and MSCAC. Jones and MSCAC also filed the Schedule TO with the SEC, commencing the Offer.

On March 23, 2004, the Company issued the following press release:

MAXWELL SHOE COMPANY ADVISES STOCKHOLDERS TO DEFER TAKING ANY ACTION AT THIS TIME IN RESPONSE TO JONES APPAREL GROUP OFFER

HYDE PARK, Mass. — March 23, 2004 — Maxwell Shoe Company Inc. (NASDAQ: MAXS) advised its stockholders to defer taking any action at this time in response to Jones Apparel Group, Inc.’s (NYSE: JNY) announcement that it has commenced an unsolicited tender offer for all the outstanding shares of Maxwell Shoe Company at a price of $20 per share in cash and that it intends to commence a consent solicitation to the Company’s stockholders. Consistent with its fiduciary duties and in consultation with its independent financial advisor and legal counsel, Maxwell Shoe Company’s Board of Directors will review Jones’s offer in order to determine the appropriate course of action that will serve the best interests of the Company’s stockholders.

The Company’s Board of Directors will make its recommendation to stockholders on whether to accept or reject Jones’s offer shortly.

On February 25, 2004 Jones announced an unsolicited proposal to acquire all of Maxwell Shoe Company’s common stock for $20 per share in cash. At a board meeting held on March 11, 2004, Maxwell Shoe Company’s Board of Directors concluded that Jones’s proposal was financially inadequate and not in the best interest of Maxwell Shoe Company stockholders. The Board noted, at that time, its belief that the proposal significantly undervalued the strength and diversity of Maxwell Shoe Company’s portfolio of brands and future growth opportunities, and was not consistent with the Board’s objective of enhancing stockholder value. The Company also stated at that time that the Board of Directors and senior leadership team believed that they could create stockholder value in excess of Jones’s proposal through the continued execution of its current strategy.

Lehman Brothers Inc. is serving as financial advisor to Maxwell Shoe Company and Gibson, Dunn & Crutcher LLP is serving as legal counsel.

Additional Information

Maxwell stockholders are strongly advised to read the Company’s solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Maxwell Shoe Company with the Securities and Exchange Commission, at the SEC’s web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, at www.maxwellshoe.com.

About Maxwell Shoe Company

Maxwell Shoe Company Inc. designs, develops and markets casual and dress footwear for women and children. The Company’s brands include AK ANNE KLEIN®, DOCKERS® FOOTWEAR FOR WOMEN, J.G. HOOK, JOAN AND DAVID, CIRCA JOAN & DAVID, MOOTSIES TOOTSIES AND SAM & LIBBY.

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Company Contact:	Richard J. Bakos
Chief Financial Officer
Maxwell Shoe Company
(617) 333-4007

Investors:	Lex Flesher
MacKenzie Partners, Inc.
(212) 929-5397

Allison Malkin Integrated Corporate Relations (203) 222-9013

Media:	Dan Katcher / Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

Later in the day on March 23, 2004, the Board of Directors met with its legal advisors to review developments with respect to the Offer. Among other things, at this meeting the Board of Directors was updated as to the status of the Offer, provided with further details as to its terms and conditions, and advised as to the timetable for the Board’s response under applicable law. The Board also received advice from its legal advisors concerning its duties in responding to the Offer and the Board discussed the appropriate framework for its consideration of the Offer.

At a meeting held on March 25, 2004, the Board of Directors met again with its legal and financial advisors and the Company’s management to further discuss the Offer and financial, legal and other considerations relevant to the Offer. The Company’s financial advisor reviewed with the Board the financial aspects of the Offer and presented and discussed their financial analyses of Jones’s Offer. The legal advisor provided a detailed review of the fiduciary duties of the Board, reviewed and discussed with the Board of Directors the principal terms of the Offer and presented the Board of Directors with an overview of public filing and other obligations of the Company under the tender offer rules, the proxy rules and other applicable federal securities laws. In order to allow time for further consideration of Jones’s Offer, the Board determined to defer any action regarding the Offer until its next meeting on March 28, 2004. The Board also discussed the consent solicitation filed by Jones with its legal advisor. After careful consideration, including consultation with the Company’s management and the Company’s legal advisor, the Board of Directors unanimously determined to set the record date relating to the Jones consent solicitation at March 25, 2004.

On March 28, 2004, the Board of Directors met with the Company’s management and its financial and legal advisors to further consider and discuss the Offer. At this meeting, Lehman Brothers updated and discussed its financial analyses of the Offer since the March 25, 2004 meeting of the Board of Directors, and delivered its written opinion, dated March 28, 2004 and attached hereto as Annex A, to the effect that as of the date of such opinion and subject to the qualifications and limitations set forth in the written opinion, the Offer was inadequate, from a financial point of view, to the stockholders of the Company. The Board of Directors also reviewed and discussed with its advisors various strategic alternatives and business opportunities. The Company’s legal advisor updated the Board on various legal issues related to the Offer. The Company’s independent directors also met separately with the Company’s financial and legal advisors to discuss the Offer.

After careful consideration, including consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously determined that the Offer was financially inadequate and not in the best interests of the stockholders and unanimously recommended that the Company’s stockholders reject the Offer and not tender their shares to MSCAC pursuant to the Offer. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors recommendation that the stockholders of the Company reject the Offer.

Reasons for the Recommendation of the Board

In reaching the conclusion that the Offer is inadequate from a financial point of view to the Company’s stockholders and that the Offer is not in the best interest of either the Company or its stockholders and in making the recommendation described above, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•	The presentation of, and the Board’s discussions with, its financial advisor at the meetings of the Board of Directors held on March 25 and March 28, 2004 concerning the Company, Jones and the financial aspects of the Offer, including the opinion of Lehman Brothers, dated March 28, 2004, to the Board of Directors, concluding that as of the date of such opinion and subject to the qualifications and limitations set forth in the written opinion, the consideration to be offered to the stockholders of the Company in the Offer was inadequate, from a financial point of view, to the Company’s stockholders;

•	The Offer significantly undervalues the Company based on its business, financial condition and performance, its unique market position and business prospects and continued market leadership, the strength and diversity of the Company’s portfolio of brands, backlog of new business and significant future growth opportunities;

•	The Board’s and the senior leadership team’s belief that they can create stockholder value in excess of the Offer through the continued execution of its current strategy;

•	The Offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Jones;

•	The fact that the market price per share of the Common Stock has been above the Offer price per share of the Common Stock since the public announcement of the February 25, 2004 proposal as well as since the public announcement of the Offer on March 23, 2004; the closing price of the Common Stock on March 26, 2004, the last trading day prior to the announcement of the Board of Directors’ decision to recommend that stockholders reject the Offer and not tender their shares pursuant to the Offer, was $22.52 per share, which is $2.52 or 12.60% higher than the $20.00 per share price in the Offer;

•	The fact that the Offer price per share represents a premium of only 8.7% over the $18.40 closing price of the Common Stock the day before Jones publicly announced its February 25, 2004 proposal;

•	The fact that on March 2, 2003, the Company reported record first-quarter net sales and earnings, and increased its guidance for fiscal 2004 earnings per share to a range of $1.18 to $1.22, from its previous guidance of a range of $1.02 to $1.06, and the Company also raised its guidance for fiscal 2004 net sales to a range of $250 million to $255 million, from its previous guidance of a range of $235 million to $240 million; and

•	Despite the fact that the Company increased its fiscal 2004 diluted earnings per share guidance by 15.4%, Jones’s current offer is at the same $20.00 per share price as its February 25, 2004 proposal, which the Board of Directors unanimously determined, after careful consideration, including consulting with independent financial and legal advisors, was not in the best interest of the Company’s stockholders.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board of Directors was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contracts, Transactions, Negotiations and Agreements.”

Finally, the Board of Directors noted in the course of its deliberations as to the Offer that it has a continuing obligation to both oversee the ongoing progress of the Company’s business plan in relation to its objectives and to consider changes to the plan as well as other business or strategic alternatives if they appear desirable. The Board of Directors expects to actively continue such oversight as part of its responsibilities to set the strategic direction for the Company and to fulfill the goal of building stockholder value and safeguarding stockholder interests.

Recommendation of the Board

In light of the factors described above, the Board of Directors has unanimously determined that the Offer is financially inadequate and not in the best interests of the Company or its stockholders. Therefore, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their shares to MSCAC for purchase pursuant to the Offer.

(c)	Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Board of Directors has retained Lehman Brothers as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. Lehman Brothers will be paid customary fees for such services. In addition, Lehman Brothers will be reimbursed for its reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel), and Lehman Brothers and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement, including the delivery of Lehman Brothers’ opinion.

Lehman Brothers and certain of its affiliates, in the past have provided investment banking and financial services to the Company and Jones, for which services they have received customary compensation. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade or hold securities of the Company and Jones for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Company also has engaged MacKenzie Partners, Inc. (“MacKenzie”) and Integrated Corporate Relations to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie and Integrated Corporate Relations for such services. In addition, the Company has agreed to reimburse MacKenzie and Integrated Corporate Relations for their respective reasonable out-of-pocket expenses, and MacKenzie and Integrated Corporate Relations and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank, Wilkinson Brimmer Katcher for its out-of-pocket expenses, and Joele Frank, Wilkinson Brimmer Katcher and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. The Company does, however, continue to explore license and acquisition opportunities as they become available.

(b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Plan

At its meeting on March 28, 2004, the Board of Directors took action, as permitted by the Rights Plan, to postpone the Distribution Date (as defined in the Rights Plan), which otherwise would be triggered by the Offer, to that time immediately preceding consummation of any transaction or series of related transactions in which a Person (as defined in the Rights Plan) becomes, or will likely become (as determined by the Company’s Board of Directors), a 15% Stockholder (as defined in the Rights Plan). Until the Distribution Date, the preferred stock purchase rights will continue to be evidenced by the certificates for the shares of Common Stock of the Company and the preferred stock purchase rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

Litigation Matters

On March 23, 2004 Peshi & Associates, who purports to be a stockholder of the Company, filed a putative class action suit in the Delaware Court of Chancery against the Company and several of its officers and directors alleging that the defendants breached their fiduciary duties in connection with the Company’s response to Jones’s Offer. Plaintiff seeks injunctive and declaratory relief and an accounting.

The Company believes that the claims and allegations asserted in the foregoing putative class action suit are without merit and intends to vigorously defend against the lawsuit.

Forward-Looking Statements

Statements made in this Schedule 14D-9 indicating the Company’s, the Board of Directors’ or managements’ intentions, beliefs, expectations or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual or future events or results. Such forward-looking statements are not guarantees of future performance and are subject to a number of risks, assumptions, uncertainties and other factors that could cause the Company’s actual results to differ materially from those projected. Such risks, assumptions and uncertainties include, without limitation, global and regional economic conditions and business conditions in the overall footwear industry. They also include other factors discussed herein and those detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.		Document
(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan

(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment))

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002)

(g	)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: March 29, 2004	By:	/s/ MARK J. COCOZZA

Mark J. Cocozza
	Title:	Chairman of the Board and Chief Executive Officer

ANNEX A

LEHMAN BROTHERS

March 28, 2004

Board of Directors

Maxwell Shoe Company Inc.

101 Sprague Street

P.O. Box 37

Readville, MA 02137

Members of the Board:

We understand that MSC Acquisition Corp. (“MSC”), an indirectly wholly owned subsidiary of Jones Apparel Group, Inc. (“Jones”), has commenced a tender offer to purchase (1) all of the issued and outstanding shares of Class A common stock, par value $.01 per share (the “Shares”) of Maxwell Shoe Company Inc. (“Maxwell” or the “Company”), and (2) unless and until validly redeemed by the Company’s Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of the Company for $20.00 per Share in cash (the “Offer”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the stockholders of the Company of the consideration offered to such stockholders by MSC in the Offer.

In arriving at our opinion, we reviewed and analyzed: (1) the Schedule TO, including the exhibits thereto, filed on March 23, 2004 by MSC and Jones, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Company’s Rights Agreement dated as of November 2, 1998, as amended, (3) the License Agreement between Anne Klein, a division of Kasper A.S.L., Ltd., B.D.S. Inc., Lion Licensing Ltd., and the Company dated as of July 9, 1999, as amended, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”), (5) the trading history of the Company’s common stock from March 2, 2001 to the present, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (7) a comparison of the financial terms of the Offer with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, financial conditions and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration that has been offered by MSC pursuant to the Offer is inadequate to the stockholders of the Company.

We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We and certain of our affiliates have in the past provided investment banking and financial services to the Company and Jones, for which services we have received customary compensation. In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and Jones for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Offer. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration offered to the stockholders in connection with the Offer.

Very truly yours,

/s/    Lehman Brothers

LEHMAN BROTHERS